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                                                                     EXHIBIT 73


                            [PENNZOIL LETTERHEAD]



                                                            September 18, 1997

Mr. Jack L. Messman
Chairman & CEO
Union Pacific Resources Group Inc.
801 Cherry Street
Fort Worth, TX 76102-6803


Dear Jack:

I read with interest your nine-page letter of September 17, to shareholders and analysts, where you have listed every new well and exploration initiative undertaken by UPR over the last year. Frankly, it's not convincing and is, more importantly, beside the point.

It has been obvious to us and is now obvious to everyone that UPR has a problem. It is simply not credible that, since your sworn IRS submission one year ago stating that UPR could not meet its publicly stated growth targets without multi-billion dollar acquisitions of 750 million BOE of proved reserves, you have somehow miraculously solved your problem in the "Valley of Despair." Are you now saying that you have added 750 million BOE of proved reserves without an acquisition? Either the IRS sworn statement was less than forthright, or your public disclosures have serious shortcomings. We believe it's the latter because we know that the Austin Chalk is, as you say, like going "up the down escalator." If the need for acquisitions of 750 million BOE of proved reserves is not "material" for disclosure purposes, then it is hard to know what is deemed "material."

Jack, the facts are coming to light, and it's time to face up to them.


                                        Sincerely

                                        /s/ Jim
                                        James L. Pate
                                        Chairman of the Board
                                        Chief Executive Officer